Exhibit 99.2

MAG SILVER CORP. Consolidated Financial Statements (expressed in thousands of US dollars) For the year ended December 31, 2024 Dated: March 21, 2025

VANCOUVER OFFICE Suite 801 815 West Hastings Street Vancouver, BC V6C 1B4	604 630 1399 phone 866 630 1399 toll free	TSX: MAG NYSE American : MAG info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and management’s discussion and analysis (“MD&A”) for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended (“Exchange Act”).

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described in the accompanying Management Report on Internal Control over Financial Reporting, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future years are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2024, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2024, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2024, as stated in their reports.

/s/ “George Paspalas” George Paspalas President and Chief Executive Officer	/s/ “Fausto Di-Trapani” Fausto Di-Trapani Chief Financial Officer

March 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MAG Silver Corp. and subsidiaries (the "Company") as at December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Investment in Juanicipio - Refer to Notes 3c and 8 to the financial statements

Critical Audit Matter Description

The Company has a 44% ownership in the Juanicipio Mine (“Juanicipio”) where the remaining 56% interest is held by Fresnillo plc, who is also the operator. The Company has accounted for its interest in Juanicipio under the equity method which requires that the Company’s investment is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or distributions, the Company’s share of earnings and losses of Juanicipio, and any impairment losses after the initial recognition date.

We identified the accounting for the investment in Juanicipio as a critical audit matter because of the significance to the Company’s financial statements, and the judgments made by management when assessing the results of Juanicipio’s operations and the accounting judgments made by the operator of Juanicipio. This required an increased extent of effort, including the need to involve the auditor of Juanicipio and senior members of the engagement team.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to accounting for the investment in Juanicipio included the following, among others:

●	Tested the effectiveness of controls related to the accounting for the Company’s investment in Juanicipio, which includes management’s receipt and review of Juanicipio financial information;

●	Tested the distributions related to the investment in Juanicipio;

●	Evaluated significant judgments and estimates at the underlying investment in Juanicipio through oversight of the auditors of Juanicipio by:

–

Obtaining and assessing information from the auditors of Juanicipio to understand significant judgments and estimates, significant findings or issues identified by such auditor, actions taken to address them and conclusions reached;

●	Agreed the underlying information of the investment in Juanicipio to the audited financial information of Juanicipio; and

●

Performed procedures to evaluate subsequent events related to the investment in Juanicipio and to assess their impact, if any, on the financial information, up to the date of our auditor’s report on the Company’s financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 21, 2025

We have served as the Company's auditor since 1999.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company") as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 21, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 21, 2025

MAG SILVER CORP.
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2024 and 2023
(In thousands of US dollars, except for shares and per share amounts)
		2024	2023
	Note	$	$

Income from equity accounted investment in Juanicipio	8	92,875	65,099
General and administrative expenses	6	(14,790)	(13,461)
General exploration and business development		(642)	(736)
Operating income		77,443	50,902

Interest income		4,611	2,594
Other income	11	1,969	1,017
Financing costs		(726)	(133)
Foreign exchange loss		(480)	(144)
Income before income tax		82,817	54,236

Deferred income tax expense	19	(5,038)	(5,577)
Net income		77,779	48,659

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on equity securities		1	(3)
Total comprehensive income		77,780	48,656

Basic earnings per share		0.75	0.47
Diluted earnings per share		0.75	0.47

Weighted average number of shares outstanding	10
Basic		103,157,768	102,486,986
Diluted		104,174,855	103,130,553

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Financial Position
As at December 31, 2024 and 2023
(In thousands of US dollars, unless otherwise stated)
	Note	December 31, 2024	December 31, 2023
		$	$
Assets
Current assets
Cash		162,347	68,707
Accounts receivable	7	816	1,559
Prepaid expenses		569	1,787
		163,732	72,053
Non-current assets
Investment in Juanicipio	8	364,014	394,622
Exploration and evaluation assets	9	80,118	52,637
Property and equipment		2,631	301
Deferred financing fees		569	909
Investments		8	8
		447,340	448,477
Total assets		611,072	520,530
Liabilities
Current liabilities
Trade and other payables		3,477	2,668
Lease obligation - short term		142	154
Flow-through share premium liability	11	-	1,969
		3,619	4,791
Non-current liabilities
Deferred income taxes	19	13,536	8,498
Provision for reclamation		484	484
Lease obligation		2,100	-
Total liabilities		19,739	13,773

Equity
Share capital		618,979	614,364
Equity reserve		22,945	20,764
Accumulated other comprehensive income		782	781
Deficit		(51,373)	(129,152)
Total equity		591,333	506,757
Total liabilities and equity		611,072	520,530

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and 2023
(In thousands of US dollars, unless otherwise stated)
		2024	2023
	Note	$	$

OPERATING ACTIVITIES
Net income		77,779	48,659
Items not involving cash:
Amortization of flow-through premium liability	11	(1,969)	(1,017)
Depreciation and amortization	6	659	352
Deferred income tax expense		5,038	5,577
Amortization of deferred financing fees		340	84
Income from equity accounted investment in Juanicipio	8	(92,875)	(65,099)
Share-based compensation expense	6,10	3,829	3,279
Interest expense on lease obligation		11	27
Unrealized foreign exchange (gain) loss		(242)	71

Movements in non-cash working capital
Accounts receivable		(76)	(340)
Prepaid expenses		1,218	(555)
Trade and other payables		291	44
Net cash used in operating activities		(5,997)	(8,918)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	9	(22,717)	(15,220)
Acquisition of exploration property	9	(3,802)	-
Investment in Juanicipio	8	-	(25,376)
Receipt of principal on loans to Juanicipio	8	92,361	25,714
Receipt of interest on loans to Juanicipio	8	5,015	7,639
Receipt of dividends from Juanicipio	8	26,400	-
Purchase of equipment		(168)	-
Net cash from / (used in) investing activities		97,089	(7,243)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	10	2,548	307
Issuance of common shares, net of share issue costs	10	-	39,750
Issuance of flow-through shares, net of share issue costs	10	-	15,998
Payment of lease obligation		(177)	(134)
Deferred financing fees for credit facility		-	(993)
Net cash from financing activities		2,371	54,928

Effect of exchange rate changes on cash		177	(15)

Increase in cash during the year		93,640	38,752
Cash, beginning of year		68,707	29,955
Cash, end of year		162,347	68,707

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024 and 2023
(In thousands of US dollars, except shares
		Common shares without par value
	Notes	Number of Shares	Amount	Equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total equity
		#	$	$	$	$	$
Balance, December 31, 2022		98,956,808	559,933	18,790	784	(177,811)	401,696
Stock options exercised		28,787	397	(90)	-	-	307
Restricted and performance share units converted		112,605	1,215	(1,215)	-	-	-
Shares issued for cash, net of flow-through share premium liability		3,874,450	56,761	-	-	-	56,761
Share issue costs		-	(3,942)	-	-	-	(3,942)
Share-based compensation		-	-	3,279	-	-	3,279

Other comprehensive loss		-	-	-	(3)	-	(3)
Net income		-	-	-	-	48,659	48,659
Balance, December 31, 2023		102,972,650	614,364	20,764	781	(129,152)	506,757
Stock options exercised	10	284,866	3,474	(926)	-	-	2,548
Restricted and performance share units converted	10	49,779	645	(645)	-	-	-
Deferred share units converted	10	50,000	496	(496)			-
Share-based compensation	10	-	-	4,248	-	-	4,248

Other comprehensive income		-	-	-	1	-	1
Net income		-	-	-	-	77,779	77,779
Balance, December 31, 2024		103,357,295	618,979	22,945	782	(51,373)	591,333

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is the ultimate parent company of its consolidated group, was incorporated on April 21, 1999, and is governed by the Business Corporations Act of the Province of British Columbia (“BCABC"). MAG’s shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American, LLC in the United States of America.

The Company’s principal asset is a 44% interest in the Juanicipio Mine (Note 8 “Investment in Juanicipio”) located in Zacatecas, Mexico, which achieved commercial production at its 4,000 tonnes per day (“tpd”) processing facility on June 1, 2023.

Address of registered office of the Company:

3500 – 1133 Melville Street

Vancouver, British Columbia,

Canada V6E 4E5

Head office and principal place of business:

801 – 815 West Hastings Street

Vancouver, British Columbia,

Canada V6C 1B4

2.	BASIS OF PRESENTATION

(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 21, 2025.

(b)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries and controlled entities are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiary as at December 31, 2024 and December 31, 2023 is Minera Los Lagartos, S.A. de C.V., a Mexican incorporated company. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

These consolidated financial statements also include the Company’s 44% interest in each of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) and Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) (Note 8, “Investment in Juanicipio”), which both associates (Note 3) are accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the accounting policies used in their preparation to those used by the Company.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies applied in the preparation of these consolidated financial statements have been applied consistently for all years presented except as disclosed in Note 4(a).

The significant judgements the Company made in applying its accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in Note 5.

(a)	Functional currency and presentation currency

The functional and presentation currency of the Company, its subsidiaries, and its associates, including the Juanicipio Mine, is the United States dollar (“US$”). References to C$ refer to thousands of Canadian dollars.

(b)	Inventories

Inventories at Juanicipio include production inventory, and materials and supplies inventory.

All inventories at Juanicipio are measured at the lower of cost and net realizable value (“NRV”). Cost is determined using the weighted average cost method and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. NRV is the estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and estimated costs necessary to make the sale.

(i)	Production inventories

Production inventory consists of stockpiled ore, work-in-process, and concentrate.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The cost of production of inventories includes:

●	operating costs, which include employee costs, material costs and contractor expenses which are directly attributable to the extraction and processing of ore;
●	amortization of property, plant and equipment used in the extraction and processing of ore; and
●	related production overheads.

The assumptions used in the valuation of the NRV of inventories include estimates of the amount of recoverable metal in the inventories and an assumption of the metal prices expected to be realized when the metal is recovered.

(ii)	Materials and supplies inventory

An allowance for obsolete and slow-moving inventories is determined by reference to specific items of inventory based on usage profile. A regular review is undertaken to determine the extent of such an allowance.

(c)	Investments in associates

The Company conducts the majority of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in each of Minera Juanicipio and Equipos Chaparral, both Mexican incorporated companies (Note 8, “Investment in Juanicipio”). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investment in associates using the equity method. The Company aggregates its disclosures required under IFRS Accounting Standards for interests in associates effectively involved in advancing the same business objective. Under the equity method, the Company’s investments in associates are initially recognized at cost and subsequently increased or decreased to reflect additional contributions or distributions and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in the consolidated statements of income and comprehensive income during the year. Intercompany interest on loans from the Company to its associates is recorded against its share of income from equity accounted investment, rather than as a separate line item in the consolidated statements of income and comprehensive income. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment of associates

At the end of each reporting year, the Company assesses whether there is objective evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investments in associates as of December 31, 2024 and 2023 and noted no impairment indicators. This assessment is generally made with reference to future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the consolidated statements of income and comprehensive income. If an impairment loss reverses in a subsequent year, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statements of income and comprehensive income in the year the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(d)	Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method (“UOP”). If no mineable ore body is discovered, such costs are expensed or written-off in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred on a prospective property prior to the Company obtaining the right to explore it, are expensed in the year in which they are incurred.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the underlying project enters the development phase and exploration and evaluation assets are reclassified to mine development costs. Key considerations in concluding a project has entered development phase include, but are not limited to, sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, the Board of Directors has approved development of the project and the Company has sufficient financing in place to proceed with development.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

Impairment of exploration and evaluation assets

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. The Company has performed an assessment for impairment indicators of its exploration and evaluation assets as of December 31, 2024 and 2023 and noted no impairment indicators.

When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the exploration and evaluation assets by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the consolidated statements of income and comprehensive income. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent year, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statements of income and comprehensive income in the year the reversal occurs.

(e)	Property, plant and equipment and mine development costs

Property, plant and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization of the 44% owned Juanicipio mine and plant is a component of the Company’s share of income (loss) from its equity investment in Juanicipio. With the exception of mobile equipment being amortized on a straight-line basis over its useful life, the majority of the Juanicipio mine and plant will be amortized over tonnes processed from proven and probable reserves, on a UOP basis, once each component enters commercial production.

The mine entered commercial production in January 2022 and the plant entered commercial production in June 2023. Upon both the mine and plant entering commercial production, the Company ceased capitalization of oversight expenditures associated with development of the Juanicipio Project and started to amortize such costs on a UOP basis.

Amortization on 100% owned and controlled assets is recognized in the consolidated statements of income and comprehensive income on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Exploration and evaluation assets that become a mineable ore body are reclassified to mineral properties.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The amortization rates for 100% owned and controlled assets are as follows:

Building	4% declining balance
Computer and office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-use asset	straight-line over the earlier of the end of the lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

(f)	Provisions for closure and reclamation

A provision for mine closure and reclamation cost is made in respect of the estimated future costs of closure, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) based on a mine closure plan, in the accounting year when the related environmental disturbance occurs. The provision is discounted and the unwinding of the discount is included within finance costs. At the time of establishing the provision, a corresponding asset is capitalized where it gives rise to a future economic benefit and is depreciated over future production from the mine to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates or life of operations. Changes to estimated future costs are recognized in the statement of financial position by adjusting the mine closure cost liability and the related asset originally recognized.

Decommissioning assets depreciate over the estimated production period of the mining and processing facilities. The depreciation and amortization charge is recognized in the consolidated statements of income and comprehensive income as part of production costs.

(g)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through the consolidated statements of income and comprehensive income (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(i)	Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of income and comprehensive income. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL.

(ii)	Financial assets at FVTOCI

Equity instruments that are designated at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument basis) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value in other comprehensive income (loss) is not recycled to the consolidated statements of income and comprehensive income but transferred only within equity.

(iii)	Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s loans to Mineria Juanicipio and Equipos Chaparral, and accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting year (see impairment of financial assets below).

Impairment of financial assets

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition.

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables which are classified at amortized cost.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(h)	Share capital

The Company records proceeds from share issuances net of issue costs. The Company records proceeds from the exercise of stock options as share capital in the amount for which the option enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at the fair value of the non-monetary consideration received, or at the fair value of the shares issued if the fair value of the non-monetary consideration cannot be measured reliably, on the date of issue.

(i)	Share-based compensation

The fair value of equity-settled share-based compensation awards are estimated as of the date of the grant and recorded as share-based compensation expense in the consolidated statements of income and comprehensive income over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted for actual forfeitures at each reporting year. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based compensation awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes option valuation model. The fair value of restricted and deferred share units is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(j)	Revenue

The Juanicipio Mine recognizes revenue for silver, gold, lead and zinc from concentrate sales, net of treatment, tolling and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This generally occurs as material is received at the customer’s plant, as the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the material and the customer has the risk of loss. The Juanicipio revenues are based on estimated metal quantities based on assay data and on a provisional price. The receivable is marked to market for changes in price differences each month prior to final settlement. The Juanicipio Mine also adjusts estimated metal quantities used in computing provisional revenues based on new information and assay data from the smelter/refinery as it is received (if any). A provisional payment is generally due by the 15th of the month following delivery of the concentrate to the customer. Final payment is due upon final settlement of price and quantity in accordance with the contractual terms of the sale.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(k)	Income per common share

Basic income per share is based on the weighted average number of common shares outstanding during the year.

Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

4.	CHANGES IN ACCOUNTING STANDARDS

(a)	Accounting standards adopted during the year

During 2024, the Company adopted amendments to IAS 1, Presentation of Financial Statements. The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting year and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment also clarifies how conditions with which an entity must comply within twelve months after the reporting year affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The adoption of this amendment did not have any material impact on these consolidated financial statements.

(b)	Accounting standards and amendments issued but not yet adopted

During 2024, the Company has not applied the issued but not yet effective standard IFRS 18: Presentation and Disclosure in Financial Statements. In April 2024, IFRS 18: Presentation and Disclosure of Financial Statements ("IFRS 18") was issued, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

5.	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

(a)	Significant judgements

In preparing the consolidated financial statements, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in Note 3. If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in Note 3. If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as a fair value through other comprehensive income investment as further described in Note 3.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(ii)	Impairment of non-current assets

Non-current assets are tested for impairment at the end of each reporting year if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable mineral resources and reserves; (ii) changes in metal prices, capital and operating costs and interest rates; and (iii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

In addition, the application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits are likely, either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether the technical feasibility and commercial viability of extracting a mineral resource is demonstrable. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the consolidated statements of income and comprehensive income in the year when the new information becomes available.

As at December 31, 2024 and December 31, 2023, the Company did not have any indicators of impairment.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

(i)	Revenue

Revenue recorded at the Juanicipio Mine, which is reflected as a component in the Company’s consolidated statements of income and comprehensive income from its equity accounted investment in Juanicipio, is based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for final price and quantity in a later period.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(ii)	Provision for reclamation

Management assesses the closure and reclamation obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in the jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the inflation and discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

(iii)	Contingent liabilities

The Company is subject to various tax, legal and other disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions will only be resolved when one or more future events occur or fail to occur, which will bring resolution to their underlying cases. The assessment of such provisions inherently involves the exercise of significant judgment of the potential outcome of future events.

(iv)	Fair value measurement: share-based compensation

The Company uses valuation techniques (Note 3(i)) in measuring the fair value of equity-settled share-based compensation awards, which requires the Company to make certain estimates, judgements, and assumptions in relation to the expected life, expected volatility, expected risk‐free rate, expected forfeiture rate, and expected future market conditions of the various equity based units, as applicable.

The fair value of stock options is estimated using the Black-Scholes option valuation model, and related required estimates, judgements, and assumptions include stock options expected life, expected volatility, expected risk‐free rate, and expected forfeiture rate. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model, projecting the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. In assessing the vesting of performance share units awarded with market price conditions the Company may be required to make certain estimates, judgements, and assumptions in relation with future market conditions. The fair value of performance share units with non-market performance conditions, restricted and deferred share units are based on the fair market value of a common share equivalent on the date of grant.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

6.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended
	December 31,	December 31,
	2024	2023
	$	$
Accounting and audit	835	751
Compensation and consulting fees	4,568	4,985
Depreciation and amortization	659	352
Filing and transfer agent fees	277	354
General office expenses	773	798
Insurance	1,290	1,466
Juanicipio oversight costs	861	687
Legal	856	433
Share-based compensation expense (see Note 10)	3,829	2,894
Shareholder relations	503	445
Travel	339	296
	14,790	13,461

7.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2024	2023
	$	$
Receivable from Minera Juanicipio (Notes 8 & 17)	2	855
Value added tax (“IVA” and “GST”)	499	700
Other receivables	315	4
	816	1,559

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

8.	INVESTMENT IN JUANICIPIO

Minera Juanicipio, was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral, in the same ownership proportions. Equipos Chaparral owns the processing facility and mining equipment which is leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” or, the “Juanicipio Mine”.

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio that are not extinguished by operating cash flows generated by Juanicipio, are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at December 31, 2024, as publicly reported by Fresnillo.

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company before the commencement of commercial production, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income from Juanicipio.

Changes during the year in the Company’s investment in Juanicipio are detailed as follows:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023
	$	$
Balance, beginning of year	394,622	338,316
Juanicipio oversight expenditures incurred 100% by MAG	-	384
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(526)	(305)
Cash contributions and advances to Juanicipio (1)	-	24,992
Loan repayments from Juanicipio (2)	(92,361)	(25,714)
Dividends received from Juanicipio (3)	(26,400)	-
Total for the year	(119,286)	(642)
Income from equity accounted Investment in Juanicipio	92,875	65,099
Interest earned, reclassified to accounts receivable (4)	(4,197)	(8,150)
Balance, end of year	364,014	394,622

(1) During the year ended December 31, 2024, no cash contributions and advances were made to Juanicipio (year ended December 31, 2023: $24,992 cash contributions and advances, with $22,726 in the form of loans and $2,276 in the form of equity).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(2) During the year ended December 31, 2024, no loans to Juanicipio were converted into equity (year ended December 31, 2023: $7,251). As at December 31, 2024, the Company has advanced, net of aggregate repayments, $2,053 as shareholder loans to Juanicipio ( December 31, 2023: $94,414).

(3) During the year ended December 31, 2024, an inaugural dividends payment amounting to $26,400 was received from Juanicipio (year ended December 31, 2023: nil).

(4) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. For the year ended December 31, 2024, the Company earned interest amounting to $4,197 (year ended December 31, 2023: $8,150) while $5,015 of interest payments were received from Juanicipio (year ended December 31, 2023: $7,639).

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	For the year ended
	December 31,	December 31,
	2024	2023
	$	$

Sales	627,366	442,288
Cost of sales:
Production cost	(153,521)	(171,830)
Depreciation and amortization	(91,197)	(68,475)
	(244,718)	(240,305)
Gross profit	382,648	201,983

Consulting and administrative expenses	(14,319)	(18,768)
Extraordinary mining and other duties	(10,415)	(4,945)
	357,914	178,270

Exchange gains (losses) and other	4,347	(2,937)
Interest expense	(9,538)	(18,524)
Income tax expense	(151,181)	(27,381)

Net income	201,542	129,428

MAG's 44% portion of net income	88,678	56,948
Interest on Juanicipio loans - MAG's 44%	4,197	8,150
MAG's 44% equity income	92,875	65,099

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

Juanicipio Statements of Financial Position

	December 31,	December 31,
	2024	2023
	$	$
Assets

Current assets
Cash and cash equivalents	53,193	42,913
Value added tax and other receivables	3,902	3,162
Income tax receivable	1,862	3,758
Concentrate sales receivable	88,324	56,532
Inventories
Stockpiles	4,365	2,417
Metal concentrates	1,916	2,361
Materials and supplies	18,724	18,414
Prepaids and other assets	1,784	5,501
	174,070	135,058
Non-current assets
Right-of-use assets	965	1,590
Mineral interests, plant and equipment	767,244	794,512
Deferred tax assets	8,953	24,336
	777,162	820,438
Total assets	951,232	955,496

Liabilities

Current liabilities
Payables	17,719	22,167
Interest and other payables to shareholders	3,534	12,160
Taxes payable	47,318	14,395
	68,571	48,722
Non-current liabilities
Lease obligation	974	1,597
Provisions
Reserves for retirement and pension	141	112
Reclamation and closure	3,871	3,605
Deferred tax liabilities	54,066	9,439
	59,052	14,753
Total liabilities	127,623	63,475

Equity

Shareholders' equity including shareholder advances	823,610	892,021
Total equity	823,610	892,021
Total liabilities and equity	951,232	955,496

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

Juanicipio Statements of Cash Flows

	For the year ended
	December 31,	December 31,
	2024	2023
	$	$
Operating activities
Net income	201,541	129,428
Items not involving cash
Depreciation and amortization	91,197	68,475
Income tax expense	151,181	27,381
Interest incurred on loans	9,538	18,524
Other	(1,634)	3,304
Income tax payments	(55,998)	(83,875)
Change in other operating working capital	(39,135)	(18,172)

Net cash from operating activities	356,691	145,064

Investing activities
Capital expenditures including plant, mine development and exploration	(67,411)	(84,881)
Other	4,084	1,487
Net cash used in investing activities	(63,326)	(83,393)

Financing activities
Dividends paid to shareholders	(60,000)	-
Loans and other capital provided by shareholders	-	56,800
Repayments of loans to shareholders	(209,920)	(58,441)
Interest paid to shareholders	(11,399)	(17,409)
Payment of lease obligations	(1,016)	(856)
Net cash used in financing activities	(282,335)	(19,906)

Effect of exchange rate changes on cash and cash equivalents	(749)	46

Increase in cash and cash equivalents during the year	10,281	41,811

Cash and cash equivalents, beginning of year	42,913	1,102

Cash and cash equivalents, end of year	53,193	42,913

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

9.	EXPLORATION AND EVALUATION ASSETS

(a)

In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail Project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in each of 2022, 2023, and 2024. To earn 100% interest in the property, the Company must make remaining cash payments totaling $950 over the next 5 years (with option to accelerate if desired) and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (criteria met: as of December 31, 2024, the Company has incurred $36,439 of eligible exploration expenditures on the property). As at December 31, 2024, the Company has also bonded and recorded a $484 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b)

Through the acquisition of Gatling Exploration Inc. (“Gatling”) in 2022, the Company acquired 100% of the Larder Project in Ontario. During the year ended December 31, 2024, the Company incurred a total of $17,197 in exploration and evaluation expenditures, which includes $3,802 in acquisition of exploration property mainly relating to the purchase of 100% ownership of the Goldstake property (“Goldstake”), contiguous to the existing land holdings at Gatling.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2024 and December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on these projects:

	December 31,	December 31,
	2024	2023
	$	$
Deer Trail Project
Option and other payments	200	275
Total acquisition costs	200	275
Drilling and geotechnical	8,905	5,854
Camp and site costs	401	875
Land taxes and government fees	239	213
Legal, community and other consultation costs	357	343
Travel	182	190
Total for the year	10,284	7,750
Balance, beginning of year	27,315	19,565
Total Deer Trail Project cost	37,599	27,315
Larder Project
Acquisition of exploration property	3,802	-
Total acquisition costs	3,802	-
Drilling and geotechnical	10,896	6,357
Camp and site costs	1,773	772
Land taxes and government fees	40	43
Legal, community and other consultation costs	535	347
Travel	151	109
Total for the year	17,197	7,628
Balance, beginning of year	25,322	17,694
Total Larder Project cost	42,519	25,322
Total Exploration and Evaluation Assets	80,118	52,637

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

10.	SHARE CAPITAL

(a)	Public offerings

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares, at a price of $14.65 per common share.

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 common shares on a “flow-through” basis” (as defined in the Income Tax Act (Canada)) (the Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share. The premium paid by investors on the flow-through shares was calculated as $3.08 per share. Accordingly, $2,986 was recorded as flow-through share premium liability (Note 11).

The aggregate gross proceeds from the combined bought deal public offering and bought deal private placement amounted to $59,691. The Company paid commissions to underwriters of $3,011 and legal and filing fees totalling $932, yielding net proceeds of $55,748.

(b)	Normal Course Issuer Bid (“NCIB”)

On May 15, 2024, MAG announced that the Toronto Stock Exchange (“TSX”) had accepted the Company’s Notice of Intention to make a NCIB. Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 common shares of the Company, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the common shares as of May 8, 2024. The Company’s purchases in the United States will be subject to a limit of 5,148,977 common shares, being 5% of the public float of the common shares as of May 8, 2024. The NCIB commenced on May 17, 2024 and will terminate on May 16, 2025, or earlier if the maximum number of common shares under the NCIB have been purchased or if the NCIB has been terminated by the Company. As at December 31, 2024 the Company has not repurchased any common shares. In addition, the Company entered into an automatic share purchase plan with its designated broker to allow for the purchase of common shares at times which the Company ordinarily would not be active in the market due to trading blackout periods, insider trading rules or otherwise.

(c)	Stock options

The Company may enter into Incentive Stock Option Agreements in accordance with the Company’s Stock Option Plan (the “Plan”). On June 26, 2023, the Shareholders re-approved the Plan. The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 10(d)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s stock options activity, excluding the Gatling replacement options, for the period:

	Stock options activity	Weighted average exercise price (C$/option)

Outstanding, January 1, 2023	1,012,794	17.56
Granted	236,928	16.42
Expired	(20,000)	19.41
Forfeited	(13,564)	18.35
Exercised for cash	(28,787)	14.34

Outstanding, December 31, 2023	1,187,371	17.37
Granted	273,507	14.64
Expired	(7,791)	21.36
Exercised for cash	(284,866)	14.32
Exercised cashless	(147,826)	14.30

Outstanding, December 31, 2024	1,020,395	17.91

During the year ended December 31, 2024, the Company recorded a share-based compensation expense related to stock options of $1,049 ( December 31, 2023: $1,124) and capitalized $166 ( December 31, 2023: $165) to exploration and evaluation assets.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2024.

Exercise price	Number	Number	Weighted avg. remaining
(C$/option)	Outstanding	Exercisable	contractual life (years)
14.64	273,507	-	4.12
14.98	28,604	28,604	0.16
16.09	6,021	2,007	3.25
16.43	213,841	65,139	3.17
17.02	100,000	66,666	2.38
20.20	106,466	69,861	2.20
21.26	50,000	50,000	1.92
21.29	9,191	6,127	2.26
21.57	182,765	182,765	0.94
23.53	50,000	50,000	1.05
14.64 - 23.53	1,020,395	521,169	2.59

The Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023
Risk-free interest rate	3.91%	3.53%
Expected volatility	48%	57%
Expected dividend yield	nil	nil
Expected life (years)	3	3

In 2022, the Company issued 43,675 replacement stock options pursuant to the Gatling acquisition, of which all replacement stock options expired unexercised by August 12, 2024.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(d)	Restricted and performance share units

On June 26, 2023, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of restricted share units (“RSUs”) and performance share units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 10(c)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

The following table summarizes the Company’s RSUs activity for the period:

	RSU activity	Weighted average fair value (C$/RSU)

Outstanding, January 1, 2023	101,059	18.47
Granted	56,425	16.42
Forfeited	(4,244)	17.07
Exercised	(54,985)	17.19

Outstanding, December 31, 2023	98,255	17.82
Granted	94,842	14.64
Exercised	(17,741)	17.16

Outstanding, December 31, 2024	175,356	16.17

During the year ended December 31, 2024, the Company recorded share-based compensation expense related to RSUs of $632 ( December 31, 2023: $671) and capitalized $141 ( December 31, 2023: $91) to exploration and evaluation assets.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s PSUs activity for the period:

	PSU activity	Weighted average fair value (C$/PSU)

Outstanding, January 1, 2023	231,255	17.91
Granted	156,861	16.42
Forfeited	(43,047)	19.71
Exercised	(57,620)	13.17

Outstanding, December 31, 2023	287,449	17.78
Granted	137,191	14.64
Exercised	(32,038)	16.99

Outstanding, December 31, 2024	392,602	16.74

During the year ended December 31, 2024, the Company recorded share-based compensation expense related to PSUs of $1,166 ( December 31, 2023: $229) and capitalized $112 ( December 31, 2023: $131) to exploration and evaluation assets.

(e)	Deferred share units

On June 26, 2023, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s DSUs activity for the period:

	DSU activity	Weighted average fair value (C$/DSU)

Outstanding, January 1, 2023	420,115	14.80
Granted	78,474	14.81

Outstanding, December 31, 2023	498,589	14.80
Granted	81,173	16.57
Exercised	(50,000)	12.26

Outstanding, December 31, 2024	529,762	15.31

During the year ended December 31, 2024, the Company recorded share-based compensation expense of $982 ( December 31, 2023: $869) relating to DSUs to directors. 76,810 DSUs were granted under the plan and 4,363 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash ( December 31, 2023: 70,882 and 7,592 respectively).

(f)	Diluted earnings per share

	December 31,	December 31,
	2024	2023
Net income	77,779	48,659
Basic weighted average number of shares outstanding	103,157,768	102,486,986
Effect of dilutive common share equivalents:
Stock options	119,493	51,971
Restricted and performance share units	367,832	93,007
Deferred share units	529,762	498,589
Diluted weighted average number of shares outstanding	104,174,855	103,130,553

Diluted earnings per share	$0.75	$0.47

As of December 31, 2024, there are 900,902 anti-dilutive stock options ( December 31, 2023: 748,541) and 200,126 anti-dilutive restricted and performance share units ( December 31, 2023: 292,697).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

11.	FLOW-THROUGH PREMIUM LIABILITY

As of December 31, 2024, the Company’s flow-through share premium liability was reduced to $0 ( December 31, 2023: $1,969) in relation to the flow-through share financing completed on February 16, 2023 (see Note 10(a)) for full details of the financing). Flow-through shares are issued at a premium, and in the Company’s case, considering the separate offerings for flow-through shares and standard public offering for common shares both made on January 25, 2023, this premium was calculated as the difference between the pricing of a flow-through share and that of a common share from the public offering made on the same date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. Below is a summary of the flow-through financing and the related flow-through share premium liability generated.

	Shares issued	Flow-through share price	Premium per flow through share price	Flow-through premium liability
		$	$	$
February 2023 Financing	969,450	17.67	3.08	2,986

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures	Flow-through premium liability
	$	$
Balance at January 1, 2023	-	-
Flow-through funds raised	17,133	2,986
Flow-through eligible expenditures	(5,835)	(1,017)

Balance at December 31, 2023	11,298	1,969

Flow-through eligible expenditures	(11,298)	(1,969)

Balance at December 31, 2024	-	-

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

12.	DEBT FACILITY

In October 2023 the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). The Credit Facility bears interest on a sliding scale of Secured Overnight Financing Rate (“SOFR”) or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be repaid in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at December 31, 2024, the Company is in compliance with all applicable covenants.

As of December 31, 2024, the Company has not drawn down any funds from its Credit Facility, and as a result expensed $200 commitment fees for the year ended December 31, 2024.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

13.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income and deficit), and lease obligation, net of cash and investments in equity securities as follows:

	December 31,	December 31,
	2024	2023
	$	$
Equity	591,333	506,757
Lease obligation	2,242	154
Cash	(162,347)	(68,707)
Investments	(8)	(8)
Total	431,220	438,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

As at December 31, 2024, the Company does not have any long-term debt outstanding, is in compliance with all applicable Credit Facility covenants, and is not subject to any other externally imposed capital requirements.

14.	FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and advancement of mineral projects in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 8). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at December 31, 2024.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its operations as described in Note 8. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. The Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s practice is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loans receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statements of financial position, as follows:

	December 31,	December 31,
	2024	2023

Cash	162,347	68,707
Accounts receivable (Note 7)	816	1,559
Juanicipio loans (Notes 8 & 17)	2,053	94,414
	165,216	164,680

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and mineral projects advancement plans, and its various optional property and other commitments (Notes 8, 9, 11 and 17). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

To increase its flexibility with regards to access to capital, in October 2023 the Company entered into a $40,000 Credit Facility (see Note 12 for full details of the debt facility).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The Company estimates it has the ability to fund the next 12 months of corporate and exploration expenses with its liquidity position, and the Company 's overall liquidity risk has not changed significantly from December 31, 2023. Future liquidity may therefore depend upon the Company’s ability to repatriate capital from Juanicipio, arrange additional debt or additional equity financing.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

Exposure to currency risk

As at December 31, 2024, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$
Cash	5	4,914
Accounts receivable	131	452
Prepaid expenses	19	499
Investments	-	8
Trade and other payables	(47)	(2,968)
Lease obligations	-	(2,242)
Net (liabilities) assets exposure	108	663

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s peso denominated net monetary liabilities at December 31, 2024 is 2.2 million pesos ( December 31, 2023: 564 thousand pesos net monetary assets). A 10% appreciation or depreciation in the peso against the US$ would have an immaterial effect on the Company’s income (loss) before tax.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 8). The Company accounts for this investment using the equity method and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss after tax and deferred taxes (Note 8) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at December 31, 2024 is 1.3 billion pesos ( December 31, 2023: 545 million pesos net monetary liabilities). A 10% appreciation in the peso against the US$ would result in a loss before tax at December 31, 2024 of $6,858 ( December 31, 2023: $3,584 loss) in Juanicipio, of which the Company would record its 44% share being $3,107 loss from equity investment in Juanicipio ( December 31, 2023: $1,577 loss), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are predominantly denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian dollar denominated monetary assets at December 31, 2024 is C$954 thousand ( December 31, 2023: C$1.4 million net monetary assets). A 10% appreciation or depreciation in the C$ against the US$ would have a $66 ( December 31, 2023: $160) effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest income earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The Company’s Credit Facility is based on variable interest rate, where it will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. As of December 31, 2024, the Company has not drawn down any funds from its Credit Facility.

15.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, and trade and other payables. The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at December 31, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	8	-	-	8

As at December 31, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	8	-	-	8

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2024 or during the year ended December 31, 2023.

16.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration and advancement of mineral projects in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Mine, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s former Chief Exploration Officer (“CXO”), is a principal of both IMDEX and Cascabel, and was remunerated by the Company through fees to IMDEX.

On May 21, 2024, Dr. Megaw stepped down as CXO and will continue to provide technical advice in a consulting role and as such will no longer be providing key management personnel services as defined under IAS 24. Accordingly, Dr. Megaw is no longer considered a related party. Related party transactions incurred by the Company with Cascabel and IMDEX will only be included up until the date of his retirement from executive duties.

During the year ended December 31, 2024 (expenses incurred up to May 21, 2024) and 2023, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2024	2023
	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	69	393
Travel and expenses	11	39
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	22	55
Field exploration services	66	180
Share-based payments (Note 10)	129	443
	297	1,110

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2024 (%)	2023 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

As at December 31, 2024, Fresnillo and the Company have advanced, net of aggregate repayments, $4,666 as shareholder loans (MAG’s 44% share $2,053) to Juanicipio, bearing interest at 6 months SOFR + 2%. Interest recorded by the Company for the year ended December 31, 2024 totalling $4,197 (year ended December 31, 2023: $8,150) has been included in MAG’s income from equity accounted investment in Juanicipio.

During the year ended December 31, 2024 and 2023, compensation of key management personnel (including directors) was as follows:

	For the year ended
	December 31,	December 31,
	2024	2023
	$	$
Salaries and other short term employee benefits	2,720	1,949
Share-based compensation (non-cash) (Note 10)	2,957	2,532
	5,677	4,481

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and effective January 1, 2024 onwards, the Chief Development Officer.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2024 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	496	252	244	-	-
Total Obligations and Commitments	496	252	244	-	-

(1)

According to the operator, Fresnillo, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $21,776 ( December 31, 2023: $13,779), with respect to Juanicipio on a 100% basis as at December 31, 2024.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

19.	INCOME TAXES

The income taxes recognized in the consolidated statements of income and comprehensive income are as follows:

	For the year ended
	December 31,	December 31,
	2024	2023
	$	$
Deferred tax expense	(5,038)	(5,577)
Total income tax expense	(5,038)	(5,577)

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	For the year ended
	December 31,	December 31,
	2024	2023
	$	$
Income for the year before income taxes	82,817	54,236
Statutory tax rate	27%	27%

Income tax (expense) computed at statutory rates	(22,360)	(14,644)
Share issuance costs	-	1,050
Share based compensation	(1,016)	(762)
Mexican inflationary adjustments	542	788
Differing effective tax rate on loss in foreign jurisdiction	(2,656)	(1,904)
Equity accounted earnings from Investment in Juanicipio	33,986	22,398
Withholding tax on planned foreign earnings repatriation	(10,767)	(6,123)
Flow-through shares obligations	513	(3,814)
Unrecognized deferred tax assets	7,348	(21,072)
Impact of foreign exchange and other	(10,287)	17,055
Other	(341)	1,451
Total income tax (expense) benefit	(5,038)	(5,577)

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2024 and 2023 are as follows:

	December 31,	December 31,
	2024	2023
	$	$
Deferred income tax assets
Non-capital losses	5,183	3,232
	5,183	3,232

Deferred income tax liabilities
Exploration and evaluation assets	(6,114)	(5,444)
Investment in Juanicipio	(10,767)	(6,123)
Financing costs	(6)	(26)
Unrealized capital gain on foreign exchange	(1,832)	(137)
	(18,719)	(11,730)

Net deferred income tax liability	(13,536)	(8,498)

The Company's movement of net deferred tax liabilities is described below:

	December 31,	December 31,
	2024	2023
	$	$
At January 1	(8,498)	(2,921)
Deferred income tax (expense) benefit through income statement	(5,038)	(5,577)
At December 31	(13,536)	(8,498)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31,		December 31,
	2024	expiry dates	2023
	$		$
Non-capital losses	119,688	2026-2045	163,349
Exploration and evaluation assets	14,478	no expiry	16,559
Financing fees	2,697	2045-2047	5,109
Other	2,889	no expiry	3,002
Total	139,752		188,019

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2024, the Company has non-capital loss carry forwards in Canada aggregating $62,969 ( December 31, 2023: $61,207) which expire over the period between 2026 and 2044, available to offset future taxable income in Canada.

At December 31, 2024, the Company has non-capital loss carry forwards in Mexico aggregating $71,034 ( December 31, 2023: $100,880) which expire over the period between 2026 and 2033, available to offset future taxable income in Mexico.

At December 31, 2024, the Company has non-capital loss carry forwards in the United States of America aggregating $5,808 ( December 31, 2023: $1,262) available to offset future taxable income in United States.

20.	SUBSEQUENT EVENTS

Following the Board approval of a dividend policy in March 2025, MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (approximately 30% of the $53,850 cash received from Juanicipio during the three months ended December 31, 2024) for a total dividend of $0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025.